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              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549
                        ---------------
                       Amendment No. 11
                              to
                        Schedule 14D-1
                    Tender Offer Statement
 Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                              and
                         Statement on
                         Schedule 13D
           Under the Securities Exchange Act of 1934

                          Big B, Inc.
                   (Name of Subject Company)
                        ---------------
                     RDS Acquisition Inc.
                       Revco D.S., Inc.
                           (Bidders)
                        ---------------

           Common Stock, Par Value $0.001 Per Share
    (Including the Associated Common Stock Purchase Rights)
                (Title of Class of Securities)
                          0888917106
            (CUSIP Number of Classes of Securities)
                        ---------------

                      Jack A. Staph, Esq.
     Senior Vice President, Secretary and General Counsel
                       Revco D.S., Inc.
                    1925 Enterprise Parkway
                      Twinsburg, OH 44087
                        (216) 487-1667
 (Name, Address and Telephone Number of Persons Authorized to
   Receive Notices and Communications on Behalf of Bidders)
                        ---------------
                           Copy to:
                      Richard Hall, Esq.
                    Cravath, Swaine & Moore
                        Worldwide Plaza
                       825 Eighth Avenue
                 New York, New York 10019-7475
                        (212) 474-1293

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          RDS Acquisition Inc. (the "Purchaser") and Revco D.S., Inc.
("Parent") hereby amend and supplement their Tender Offer Statement on
Schedule 14D-1 and Statement on Schedule 13D (as amended prior to the date hereof, the "Schedule 14D-1"), originally filed on September 10, 1996, with respect to their offer to purchase all outstanding shares of Common Stock, par value $0.001 per share, including the associated common stock purchase rights, of Big B, Inc., an Alabama corporation (the "Company"), as set forth in this Amendment No. 11. Capitalized terms not defined herein have the meanings assigned thereto in the
Schedule 14D-1.

         Item 10.  Additional Information.

         (e) On October 18, 1996, the Honorable Judge U. W. Clemon of the United States District Court for the Northern District of Alabama, Southern Division, issued an order dismissing, without prejudice, the action (96-C-2446-S) filed by the Company seeking, among other things, clarification of the Purchaser's demand to inspect the securityholder lists and related corporate records of the Company pursuant to Section 16.02 of the Alabama Business Corporation Act. As previously disclosed, the litigation between Parent and the Company relating to the Company's rights plan has been stayed by agreement of the parties.

         Item 11.  Material to be Filed as Exhibits.

         (g)(10) Order of Dismissal dated October 18, 1996, of the action entitled Big B, Inc. v. RDS Acquisition, Inc. (96-C-2446-S) issued by the Honorable Judge U. W. Clemon of the United States District Court for the Northern District of Alabama, Southern Division.



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                                SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 11 is true, complete and correct.

Dated:  October 23, 1996

                              REVCO D.S., INC.,

                                 by

                                   /s/ Jack A. Staph
                                   -----------------------------------
                                   Name: Jack A. Staph
                                   Title: Senior Vice President,
                                   Secretary and General Counsel


                              RDS ACQUISITION INC.,

                                 by

                                   /s/ Jack A. Staph
                                   -----------------------------------
                                   Name: Jack A. Staph
                                   Title: Vice President and Secretary



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                              Exhibit Index


                                                  Page

Exhibit       Order of Dismissal dated October 18,
(g)(10)       1996, of the action entitled Big B,
              Inc. v. RDS Acquisition, Inc.
              (96-C-2446-S) issued by the
              Honorable Judge U. W. Clemon of the
              United States District Court for the
              Northern District of Alabama,
              Southern Division.